SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                                Seacor Smit Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    811904101
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock reported herein is 395,300 shares, which constitutes approximately 3.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,281,174 shares outstanding.




1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 5,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 294,100 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 294,100 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     294,100

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.6%


14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President and sole director, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 390,300 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 390,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     390,300 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 3.5%

14.  Type of Reporting Person: IN
------------
(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 294,100 shares.

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13D Statement dated February 18, 1998, as amended by Amendment No. 1 dated April 17, 1998, Amendment No. 2 dated June 8, 1998, Amendment No. 3 dated July 29, 1998, Amendment No. 4 dated August 7, 1998, Amendment No. 5 dated August 17, 1998, Amendment No. 6 dated November 18, 1998, Amendment No. 7 dated December 2, 1998, Amendment No. 8 dated September 29, 1999, Amendment No. 9 dated October 11, 1999, Amendment No. 10 dated January 5, 2000, Amendment No. 11 dated January 27, 2000 and Amendment No. 12 dated February 18, 2000 (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Stock"), of Seacor Smit Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety to read as follows:

     Not Applicable.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     BRUCE

     Bruce is the beneficial owner of 5,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

     KEYSTONE

     The   aggregate   number  of  shares  of  the  Stock  that  Keystone   owns
beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 294,100, which constitutes approximately 2.6% of the outstanding shares of the Stock.

     R. BASS

      Because of his position as President of Keystone, and because of his individual ownership of 96,200 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 390,300 shares of the Stock, which constitutes approximately 3.5% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

     (b)

     BRUCE

     Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

     KEYSTONE

     Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 294,100 shares of the Stock.

     R. BASS

     As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 294,100 shares of the Stock. In his individual capacity, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,200 shares of the Stock.

     (c) Since the last filing, the Reporting Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

 REPORTING             NO. OF UNITS   PRICE PER
 PERSON         DATE         SOLD          UNIT

Keystone       02/24/00      39,000        $46.81
Keystone       02/25/00      54,000         46.61
Keystone       02/28/00     115,000         46.71
Keystone       02/29/00      50,000         46.70
Keystone       03/01/00       3,500         49.16

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Stock on February 25, 2000.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  99.1  --  Agreement  pursuant  to  Rule  13d-1(k)(1)(iii),   filed
herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 1, 2000


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  KEYSTONE, INC.


                                  By: /s/ W.R. Cotham,
                                       Vice President


                                  /s/ W.R. Cotham
                                  W.R. Cotham,

                                  Attorney-in-Fact for:

                                  ROBERT M. BASS (1)

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.
                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.